

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2022

Keith Stauffer
Chief Financial Officer
TerrAscend Corp.
3610 Mavis Road
Mississauga, Ontario, L5C 1W2

> **Re: TerrAscend Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed on December 22, 2021**
> **File No. 000-56363**

Dear Mr. Stauffer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G Filed December 22, 2021

Item 1. Business
Overview
Business of Gage, page 6

1. We note your response to prior comment 4 and your revised disclosure on page 7 regarding Gage's business activities and scope of operations. Please revise this disclosure further to make clear whether Gage itself cultivates or sells cannabis products, or both. Furthermore, please provide more detail regarding the types of "support services" Gage provides to license holders and the nature of Gage's "existing provisioning centers." Please also explain further the nature of the relationship between Gage and the license holders.

Reconciliation of Non-GAAP Measures, page 60

2. We acknowledge the changes made in response to prior comment 10. It appears the

adjustment related to fees for services related to licenses may occur in your future operations and would not comply with C&DI 100.01. Please confirm you will revise in future filings to eliminate the adjustment or tell us why you believe the adjustment is appropriate.

Item 7. Certain Relationships and Related Transactions, Director Independence
Related Person Transaction Policy, page 83

3.   We note your response to prior comment 14 and your revised disclosure on page 83 of the Amendment noting that the related party transaction policy will require "employees, officers and directors [to] report any proposed Related Party Transaction to the Company's legal department, which will in turn refer such proposal to the Audit Committee for consideration." Please revise this disclosure further to include the standards that will be applied by the Company's legal department and Audit Committee in determining whether to approve any of the transactions described in this section.

Item 8. Legal Proceedings
PharmHouse and 261 Matter, page 86

4.   We note your response to prior comment 15 and your revised disclosure on page 86 of the Amendment regarding the initial and recommenced 261 Claims. Please revise your disclosure further to explain how the recommenced 261 Claim is not affected by the Settlement Agreement even though the recommenced 261 Claim contains "the same factual allegations as the 261 Claim, the same legal claims and the same relief sought."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at (202) 551-7836 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael R. Littenberg, Esq.